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SEC
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Section
MAR 01 2021
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50982

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benefit Finance Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Six CityPlace Drive; Suite 400

(No. and Street)

St. Louis	MO	63141
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Fargo (314-729-2200)

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler Huber and Helm LLP

(Name – *if individual, state last, first, middle name*)

800 Market Street	St. Louis	MO	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott Fargo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benefit Finance Securities, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

SUSAN M. FLETCHER Notary Public Commission # 14433204 St. Louis County Notary Seal STATE OF MISSOURI My Commission Expires 06-06-2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENEFIT FINANCE SECURITIES, LLC

FINANCIAL STATEMENTS WITH
SUPPLEMENTAL SCHEDULES
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

TABLE OF CONTENTS

ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Member
Benefit Finance Securities, LLC
St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Benefit Finance Securities, LLC (a Missouri limited liability company) as of December 31, 2020, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Benefit Finance Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Benefit Finance Securities, LLC's management. Our responsibility is to express an opinion on Benefit Finance Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Benefit Finance Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Anders Minkler Huber & Helm LLP | 800 Market Street Suite 500 St. Louis, MO 63101-2501 p (314) 655-5500 f (314) 655-5501 | www.anderscpa.com

Auditor's Report on Supplemental Information

The Schedule 1: Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Benefit Finance Securities, LLC's financial statements. The supplemental information is the responsibility of Benefit Finance Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule 1: Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Anders Minkler Huber & Helm LLP

We have served as Benefit Finance Securities, LLC's auditor since 2005.

Saint Louis, Missouri

February 24, 2021

BENEFIT FINANCE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Current Assets		
Cash and cash equivalents	$	605,057
Prepaid expenses		10,000
Prepaid FINRA renewal fees		15,510
FINRA deposits		1,547
Product compensation receivable		160,503
Total Current Assets	**$**	**792,617**

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accrued expense	$	2,470
Total Current Liabilities		2,470
Member's Equity		790,147
Total Member's Equity		
Total Liabilities and Member's Equity	**$**	**792,617**

See notes to financial statements

BENEFIT FINANCE SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2020

Revenue		
Product compensation	$	1,340,643
Plan administration		87,000
Fee income		5,127
Interest income		780
Total Revenue		1,433,550
Expenses		
Administrative services support fee		40,000
Legal fees		196
Office services		120,000
Professional fees		54,330
Taxes and licenses		19,276
Total Expenses		233,802
Net Income	**$**	**1,199,748**

See notes to financial statements

BENEFIT FINANCE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

December 31, 2019	$	390,399
Distributions		(800,000)
Net Income		1,199,748
December 31, 2020	**$**	**790,147**

See notes to financial statements

BENEFIT FINANCE SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash Flows from Operating Activities		
Net income	$	1,199,748
Adjustments to reconcile net income to net cash provided by operating activities		
Change in assets - (increase) decrease		
Prepaid expenses		(10,000)
Prepaid FINRA renewal fees		1,296
FINRA deposits		(36)
Product compensation receivable		(60,285)
Change in liabilities - increase (decrease)		
Accrued expense		(3,500)
Net Cash Provided by Operating Activities		1,127,223
Cash Flows from Financing Activities		
Distributions to member		(800,000)
Net Cash Used by Financing Activities		(800,000)
Net Increase in Cash and cash equivalents		327,223
Cash and cash equivalents - Beginning of Period		277,834
Cash and cash equivalents - End of Period	$	**605,057**

See notes to financial statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Benefit Finance Securities, LLC (the "Company") is a limited liability company formed in 1997 under the laws of the State of Missouri. The Company is a wholly-owned subsidiary of Bancorp Services, LLC ("Bancorp"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer selling variable life insurance annuities and private placements. Also, the Company provides plan administration services for these variable life insurance contracts. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and operates under the exemptive provisions of SEC Rule 15c3-3(k)(1). The latest date upon which the Company is to dissolve is December 31, 2050.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification, (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

Use of Estimates in Financial Statements

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The Company follows "FASC 820, Fair Value Measurements", which defines fair value, established a framework for measuring fair value in GAAP, and expands disclosures about fair value investments. This guidance applies whenever fair value is the applicable measurement. The three general valuation techniques used to measure fair value are the market approach, cost approach, and income approach. The guidance establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3. Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority. Carrying amounts of certain financial instruments such as cash and cash equivalents, receivables and accrued expenses approximate fair value due to their short maturities or because the terms are similar to market terms.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Product Compensation Receivable

Product compensation receivables are uncollateralized customer obligations due under normal trade terms.

The Company provides an allowance for doubtful accounts equal to the estimated losses that will be incurred in the collection of accounts receivable, if any. When necessary, this estimate is based on historical experience coupled with a review of the current status of existing receivables. The allowance and associated accounts receivable are reduced when the receivables are determined to be uncollectible. Currently, the Company considers accounts receivable to be fully collectible.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and receivables. The Company maintains its cash primarily with one financial institution. Deposits in interest bearing and non-interest-bearing accounts at this bank is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2020, there was cash balances totaling $355,057 in excess of federally insured limits. The Company performs ongoing credit evaluations of its customers, as needed, for potential credit losses. Although the Company is directly affected by the financial stability of its customer base, management does not believe significant credit risk exists at December 31, 2020.

Revenue Recognition

The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. The Company receives commissions from the sale of certain corporate life insurance products. The Company's revenue from premium related commissions is recognized at the point the premiums are paid. The Company's revenue from other products pay commissions over time based on the value of assets held in the product. For these types of products, commission income is accrued and recognized over time. The Company's revenue from plan administration fees are derived and recognized over the term of the contract from policy administration pursuant to the sale by a retail broker-dealer of a related variable insurance contract. Agreements with retail broker-dealers are multi-year contracts. The income is recognized as revenue in the respective months of which these fees relate.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is formed as a single-member limited liability company and as such its operations are included in Bancorp's tax returns. Earnings are included in the personal tax returns of the members. Accordingly, the financial statements do not include a provision for income taxes.

The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2020, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of income.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2017. As of and for the year ended December 31, 2020, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $602,587, which was $597,587 in excess of its required net capital of $5,000. The Company's net capital ratio was .00410 to 1.

NOTE 3 RELATED PARTY TRANSACTIONS

The Company and BFP Securities, LLC ("BFPS"), a wholly-owned subsidiary of Benefit Finance Partners, LLC ("BFP"), which is 50 percent owned by Bancorp, are related by common ownership.

During the year ended December 31, 2020, the Company received commissions of $1,336,987 through an agreement with BFPS.

Commissions, plan administration fees, and other advances may be due to and receivable from BFP and BFPS. As of December 31, 2020, the Company had a balance due from BFPS of $160,503. As of December 31, 2020, the Company did not have a balance due to BFP.

The Company has an Expense Agreement with Bancorp to pay a monthly management fee for office space, and support in administration, finance, equipment, technology, sales, and marketing. The management fee was $10,000 per month. Expenses under the agreement totaled $120,000 for the year ended December 31, 2020.

NOTE 4 RISKS AND UNCERTAINTIES

Changes to the Internal Revenue Code, industry regulations and other factors may affect the demand for variable insurance contracts. Also, a large part of the Company's customer base consists of companies in the banking industry. Economic difficulties by customers could lead to the surrender of existing insurance contracts and the resulting recognition of surrender charges. It is not currently possible for the Company to determine the likelihood or potential impact of the above uncertainties.

The revenue from a related party (see Note 3) was 93 percent of the Company's revenues for the year ended December 31, 2020.

NOTE 5 SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 23, 2021, the date the financial statements were available to be issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

BENEFIT FINANCE SECURITIES, LLC

SCHEDULE 1

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2020

Net Capital		
Total Member's Equity	$	790,147
Deductions and/or Charges		
Non-allowable assets		
Prepaid expenses		10,000
Prepaid FINRA renewal fees		15,510
FINRA deposits		1,547
Product compensation receivable		160,503
Total Deductions and/or Charges		187,560
Net Capital	$	602,587
Aggregate Indebtedness	$	2,470
Capital Requirements		
Minimum capital requirements (based on aggregate indebtedness)	$	165
Minimum dollar net capital requirement		5,000
Net capital requirement (greater of above)		5,000
Excess net capital		597,587
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	596,587
Ratio of Aggregate Indebtedness to Net Capital		0.00410 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA FOCUS Report.

BENEFIT FINANCE SECURITIES, LLC
SCHEDULE 2
EXEMPTION REPORT
DECEMBER 31, 2020

Benefit Finance Securities, LLC (the "Company") is a registered broker-dealer to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company met the identified exemption provision in 17 C.F.R. section 240.15c3-3(k)(1) throughout the year without exception.

Benefit Finance Securities, LLC

I, Scott Fargo, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Title: Chief Executive Officer

February 23, 2021

Report of Independent Registered Public Accounting Firm

Member
Benefit Finance Securities, LLC
St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Schedule 2: Exemption Report, in which (1) Benefit Finance Securities, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Benefit Finance Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Provision (1) (the "exemption provision") and (2) Benefit Finance Securities, LLC stated that Benefit Finance Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Benefit Finance Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Benefit Finance Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Anders Minkler Huber & Helm LLP

February 24, 2021

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 St. Louis, MO 63101-2501 p (314) 655-5500 f (314) 655-5501 | www.anderscpa.com